Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Unifi, Inc.:

We consent to the incorporation by reference in the registration statements No. 33-23201, No. 33-53799, No. 333-35001, No. 333-43158, and No. 333-156090 on Forms S-8  and No. 333-140580 on Form S-3 of Unifi, Inc. and subsidiaries of our reports dated September 9, 2011, with respect to the consolidated balance sheets of Unifi, Inc. and subsidiaries as of June 26, 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 26, 2011, and the effectiveness of internal control over financial reporting as of June 26, 2011, which reports appear in the June 26, 2011 annual report on Form 10-K of Unifi, Inc.

/s/ KPMG LLP

Greensboro, North Carolina
September 9, 2011